Letter Re: Change in Certifying Accountants
February 8, 1996



Securties and Exchange Commission
Washington, D.C. 20549

Gentleman:

We were previously principal accountants for First Entertainment, Inc. and on April 4, 1995, we reported on the financial statements of First Entertainment, Inc. as of and for the two years ended 12/31/94. On January 1, 1996, Mitchell Finley and Company,P.C. merged their practice into BDO Seidman, LLP, and on Feburary 8, 1996, we were replaced as principal accountants of First Entertainment, Inc. We have read First Entertainment, Inc.'s statements included under Item 4 of its Form 8-K for February 8, 1996, and we agree with such statements.


Sincerely,


Mitchell Finley and Company, P.C.
Certified Public Accountants

Denver, Colorado
February 8,1996